UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: March 1, 2022
Commission File Number: 001-14446

The Toronto-Dominion Bank
(Name of Registrant)

c/o General Counsel’s Office
P.O. Box 1, Toronto Dominion Centre,
Toronto, Ontario, M5K 1A2
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement of The Toronto-Dominion Bank on Form F-3 which was originally filed with the Securities and Exchange Commission on June 18, 2019 (File No. 333-231751) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE TORONTO-DOMINION BANK

Date: March 1, 2022	By:	/s/ Caroline Cook
Name: Caroline Cook
Title: Associate Vice President, Legal Treasury and Corporate Securities

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EXHIBIT INDEX

Exhibit	Description of Exhibit

8.4	Opinion of Fried, Frank, Harris, Shriver & Jacobson LLP, special U.S. federal tax counsel to The Toronto-Dominion Bank

23.3	Consent of Fried, Frank, Harris, Shriver & Jacobson LLP (included in Exhibit 8.4 above)

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